

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 22, 2010

Gustave T. Dotoli
Corporate Secretary
mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, CT 06854-1711

>   **Re: mPhase Technologies, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed January 4, 2010**
>   **File No. 000-30202**

Dear Mr. Dotoli:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Given that comments related to your Form 10-K remain outstanding, we reissue prior comment 1.

2.   We note that your disclosure continues to be out of date. For example, you continue to include references to 2008 on page 11 and 2009 on page 21. We therefore reissue prior comment 2.

3.   Your response to prior comment 5 does not address our concern regarding how an annual meeting for the fiscal year ended June 30, 2008 can elect directors for terms that begin and end in 2010. Therefore, we reissue that part of the comment. Please tell us the significance of labeling this meeting as "for the fiscal year ended June 30, 2008" when the substance of the issues being addressed appear to have no practical effect on matters that would be addressed in a timely annual meeting for the fiscal year ended June 30, 2008. Also, please provide us any applicable authority supporting your conclusion that failure to hold an annual meeting in previous years can be remedied by holding several annual meetings in a future year.

Nominees, page 2

4.   We reissue comment 7 because your disclosure on page 2 regarding Mr. Durando's position at PacketPort.com continues to conflict with your revised disclosure on page 20.

Ratification of the Appointment…, page 6

5.   We reissue that part of prior comment 8 that sought disclosure of your belief that there would be no "legal effect" if shareholders do not approve this proposal. Your revised disclosure should clarify the significance and effect of shareholder approval or disapproval of the board's decision to hire the auditor for a past year.

Reasons for and Effects of the Proposal, page 6

6.   We reissue the first bullet point of prior comment 9 which asked you to tie the number of shares that you disclose in this proxy statement as outstanding to the number of outstanding shares reported in your most recent balance sheet and subsequently reported events. Please provide a table that beings with the number of shares reported in your most recent balance sheet and clearly explain each issuance since that date. In addition, please reconcile the number of shares outstanding in the third and sixth paragraphs on page 7.

7.   We note your reference to supplemental material in the last sentence of your response to prior comment 9. That material does not appear to be included with your letter. Regardless, you should include in your proxy statement information necessary for shareholders to understand your disclosure rather than merely providing that information to the staff on a supplemental basis.

Reasons for and Effects of the Proposal, page 7

8.   We note your response to prior comment 10. However, you should substantially expand your disclosure regarding each use of the shares for which you are seeking

authorization to provide shareholders the information that would be required in a proxy statement if shareholders were separately voting on such use. For example, if you plan to use the shares for existing financing commitments, please fully explain the nature and terms of the commitments, the parties involved, and the date of the agreements.

9.   We note that paragraphs 5 and 7 in this section, by reference to information in your Forms 8-K, 10-K, 10-K/A, and 10-Q, continue to imply that you are incorporating disclosure by reference. We therefore reissue comment 11.

10.   Regarding your response to comment 12:
   - Please expand your disclosure regarding determination of the number of reparation shares on a "case by case basis" to explain how the number was determined in past cases. For example, did the parties negotiate the issuance of shares with a market value at the time of the new investment that was equal to the total lost market value of the investor's prior investment?
   - We reissue that part of the comment that asked you to tell us the amounts provided to each related person as defined in Regulation S-K Item 404. Include in your response which person that you currently disclose as a "confidential investor" was such a related person and the identity of that person.
   - We reissue that part of prior comment 12 that asked you to tell us with specificity the location of any disclosure required by Regulation S-K Item 404 related to the reparation arrangements and payments.
   - Please clarify what you mean by "Replacement warrants" in the table on page 8. Include in your disclosure the issuance date and material terms of the original warrants and how the replacement warrants differ. Also clarify why you issued the replacement warrants.
   - Please clarify whether the "Date" in the table is the date that you issued the "reparation shares," issued the "new investment shares" and received the "new investment." If not, please clarify the dates that those events occurred. Also, with a view toward clarified disclosure, please tell us the date of the "prior investment."
   - With a view toward clarified disclosure, please tell us whether you received the amount you disclose in the "new investment" column in the form of cash. Also tell us whether you have issued reparation shares before the fiscal year ended June 30, 2008 or in the current fiscal year.

11.   Please clarify your disclosure in the second paragraph that conversion of debentures generates cash. Do investors not pay the purchase price for the debentures until they convert the debentures?

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Martin Smiley
                General Counsel and Chief Financial Officer
                mPhase Technologies, Inc.